Cardiol Therapeutics Receives U.S. Patent Allowance
Broadly Protecting its Heart Drugs to Late 2040

  Once issued, this new U.S. patent covers the use of CardiolRx™ and CRD-38 for a broad range of cardiac disorders, including atherosclerosis and heart failure, significantly expanding intellectual property protection in the world's largest pharmaceutical market.

  This allowance fortifies Cardiol's global intellectual property portfolio, adding to granted and pending patent applications in Europe, Japan, Canada, Australia, and China.

Toronto, ON - November 13, 2025 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company developing anti-inflammatory and anti-fibrotic therapies for heart disease, announces that it has received a Notice of Allowance for the Company's U.S. patent application entitled "Cannabidiol Compositions for Use in Treating Heart Conditions" from the United States Patent and Trademark Office. Once issued, the new patent will establish broad intellectual property (I.P.) protection for the use of CardiolRx™ and CRD-38 in the treatment or prevention of an extensive range of cardiac conditions, including heart failure, myocarditis, acute pericarditis, inflammatory cardiomyopathy, cardiac toxicity from anti-cancer therapies, and atherosclerosis, to October 2040.

"This important milestone extends our I.P. protection to the world's largest pharmaceutical market," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "Together with our U.S. Orphan Drug Designation for pericarditis, this new patent allowance fortifies Cardiol's market position and I.P. portfolio, providing broad protection across a diverse range of heart diseases characterized by inflammation and fibrosis. This expanded exclusivity coverage also reinforces the long-term value of our pipeline as we advance late-stage clinical programs in recurrent pericarditis and acute myocarditis-inflammatory heart diseases with significant unmet medical needs-and as we prepare to initiate first-in-human clinical evaluation of CRD-38, our novel subcutaneously administered therapy for inflammatory heart disease, including heart failure. By securing this protection through late 2040, we are solidifying a strong foundation to support our global clinical and commercial strategy."

"This patent allowance comes at an opportune time, adding extensive intellectual property protection in new areas of heart disease that have been identified for potential research expansion based on the recently reported topline ARCHER findings," said Dr. Andrew Hamer, Chief Medical Officer and Head of Research & Development of Cardiol Therapeutics. "We now look forward to presenting the comprehensive data from ARCHER-our randomized, double-blind, placebo-controlled Phase II trial of CardiolRx™ in acute myocarditis-at the upcoming European Society of Cardiology Annual Meeting in Trieste, Italy, on November 29, and to providing insights into potential new development opportunities in myocarditis, as well as the positive implications for our CRD-38 program in heart failure. We also look forward to providing an update on our pivotal Phase III MAVERIC trial in recurrent pericarditis, as patient enrollment continues to accelerate across leading cardiovascular research centers in the U.S."

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company advancing late-stage, anti-inflammatory, and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for use in heart failure, including through the initiation of the first-in-human clinical evaluation, the Company's intention to present and publish comprehensive ARCHER trial data, the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™ and strongly support advancing the clinical development of CardiolRx™ and CRD-38 for the treatment of inflammatory cardiac disorders including cardiomyopathies, heart failure, and myocarditis, the expected content of the presentation of the Company's ARCHER trial data, and the intention of the Company to provide an update on the MAVERIC trial in recurrent pericarditis. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com